SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: June 25, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Sony and Panasonic to Collaborate on the Joint Development of Next Generation OLED Panels for TVs/Large-sized Displays.

June 25, 2012
Sony Corporation
Panasonic Corporation

Sony and Panasonic to Collaborate on the Joint Development of Next Generation OLED Panels for TVs/Large-sized Displays

Japan, June 25, 2012 – Sony Corporation (“Sony”) and Panasonic Corporation (“Panasonic”) today announced that they have signed an agreement regarding the joint development of next-generation OLED (organic light-emitting diode) panels and modules for TVs and large-sized displays.

Sony and Panasonic plan to jointly develop next-generation OLED panels and modules by each utilizing their core and printing technologies. They plan to jointly develop printing method-based next-generation OLED technology, which will be suitable for low-cost mass production of large, high resolution OLED panels and modules. Sony and Panasonic aim to establish mass-production technology during 2013, by integrating their unique technologies to improve the overall efficiency of development.

Sony launched the world’s first OLED TV in 2007 with its 11-inch model. Sony also released a 25-inch professional OLED monitor in 2011, and continued to develop products and mass-produce OLED displays utilizing deposition technologies. Further, Sony has actively promoted the research and development of next-generation OLED technologies such as hybrid OLED element devices and processing (manufacturing) technologies that combine deposition and printing methods, thin film transistor (TFT) drivers such as oxide TFTs, and flexible organic TFTs, and has presented its development results at academic conferences.

Panasonic is a leader in the technology development of large-sized screen, high-resolution OLED panels and utilizes the cutting-edge “all printing method”, among other printing methods which have the advantage of being competitive for producing large-sized screens at a lower cost.  Panasonic owns the unique production and equipment technologies which enable the production of OLED panels through this method. Panasonic is also pursuing the future possibility of OLED panels, and is carrying out research and development of advancements in flexible OLED panels and aiming to develop large-sized, high quality sheet-type displays.

In parallel with the joint development of the next-generation technologies of the OLED panels and modules, Sony and Panasonic plan to continue to study collaboration in the mass production of OLED panels and modules. Also, each company plans to utilize its own strengths to develop and commercialize its own competitive, high-performance, next-generation OLED televisions and large-sized displays.

For Press-Related Inquiries:
Corporate Communications, Sony Corporation Tel +81-3-6748-2200
Corporate Communications, Panasonic Corporation
 Tel +81-6-6908-0447(Osaka), Tel +81-3-3436-2621(Tokyo)

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